Exhibit 12.1

BRT Realty Trust

Computation of Ratio of Earnings to Fixed Charges

	YEAR ENDED DECEMBER 31,					NINE MONTHS ENDED JUNE 30, 2005
	2004	2003	2002	2001	2000
Earnings:
Income before equity in earnings of unconsolidated real estate ventures, minority interest and discontinued operations	10,582,000	12,748,000	11,246,000	7,783,000	5,195,000	10,491,000
Distributed income of equity investees	192,011	747,078	644,656	158,608	9,534	162,498
Fixed Charges	1,662,000	561,000	520,000	631,000	284,000	2,625,000

	12,436,011	14,056,078	12,410,656	8,572,608	5,488,534	13,278,498

Fixed Charges:
Interest expense	1,351,000	270,000	227,000	53,000	77,000	2,400,416
Mortgage interest expense	254,000	259,000	265,000	261,000	15,000	133,000
Amortization of deferred financing costs	57,000	32,000	28,000	317,000	192,000	91,584

	1,662,000	561,000	520,000	631,000	284,000	2,625,000

Ratio of earnings to fixed charges	7.48	25.06	23.87	13.59	19.33	5.06